Exhibit 99.7

Banco Itaú Holding Financeira S.A.
A Publicly Listed Company		CNPJ. 60.872.504/0001-23

INFORMATION ON THE RESULTS FOR THE FIRST HALF OF 2007

We present below the main results of Itaú for the first half of 2007. The complete financial statements and the Management’s Discussion and Analysis Report are available on the Itaú website (http://www.itauri.com.br).

1.

Consolidated net income of Banco Itaú Holding Financeira (Itaú) for the first half of 2007 totaled R$ 4,016 million, with annualized return of 32.1% on average equity. Consolidated stockholders’ equity totaled R$ 26,546 million, a 51.2% increase as compared to the same period in the prior year, and referential equity, used for purposes of calculating operating limits, was R$ 34,956 million.

2.

Itaú’s consolidated assets totaled R$ 255,418 million, a 48.1% increase as compared to June 2006. The loan portfolio, including endorsements and sureties, grew 40.2% as compared to the same period of 2006, totaling R$ 104,821 million. Excluding mandatory loans and those from Argentina, Chile and Uruguay, the increase in the credit to individual segment was 32.9%, reaching R$ 45,035 million, and in the very small, small and middle market company segments, the increase was 59.7% as compared to June 2006, totaling R$ 21,255 million. Total free, raised and managed own assets increased 47.0% as compared to the same period in the prior year, totaling R$ 419,745 million. Savings deposits increased 24.7%. Technical provisions of insurance, pension plan and capitalization reached R$ 21,510 million, an increase of 31.1% as compared to June 2006.

3.

Itaú paid or provided for its own taxes and contributions in the amount of R$ 4,052 million for the first half of 2007. Additionally, the amount of R$ 4,067 million in taxes was withheld and collected from clients and was directly levied on financial operations.

4.

Itaú employed 63,164 people at the end of the first half of 2007. The employee’s fixed compensation plus charges and benefits totaled R$ 2,193 million in this half. Welfare benefits granted to employees and their dependants totaled R$ 383 million. In addition, Itaú also invested R$ 36 million in education, training and development programs.

5.	In the first half of 2007, we highlight the following significant events:

•

Determining the startup of Itaú operations in Chile and Uruguay on March 5 and 26, respectively, all branches were converted in both countries. BankBoston’s branches in Brazil, in a program ended in June 2007, were integrated into Itaú’s operational system.

•

On May 31, 2007, the acquisition of BankBoston International (BBI), with head offices in Miami, and BankBoston Trust Company Limited (BBT), with head offices in Nassau, by Banco Itaú Europa and its subsidiary Banco Itaú Europa Luxembourg was concluded. The operation includes managed financial assets of approximately US$ 3.2 billion. The goodwill related to the acquisition amounted to R$ 96 million, fully amortized in Itaú Holding’s consolidated financial statements.

•

On June 8, 2007, the acquisition of the international private banking assets of Latin American clients of ABN AMRO Bank N.V.’s Miami and Montevideo branches was concluded. This acquisition involved assets under management of approximately US$ 3.0 billion, registered with the US, Switzerland and Luxembourg and recorded in Banco Itaú Europa from the second quarter of 2007.

•

Execution of a stock purchase agreement and other covenants between Experian Brasil Aquisições Ltda. (Experian), a subsidiary of Experian Solutions, Inc., and Itaú Holding by which the second sold to Experian 832,176 shares issued by Serasa S.A. (Serasa). The income from the sale amounted to R$ 485 million (after taxes). Itaú still participates in the

INFORMATION ON THE RESULTS FOR THE FIRST HALF OF 2007	2

management of Serasa, maintaining 10.29% of its total capital stock and the right to appoint one member to its Board of Directors.

6.

In July 2007, the Initial Public Offering of Redecard shares was carried out. This offering raised the largest amount of funds at the São Paulo Stock Exchange (Bovespa) since the reinvigoration of the market for primary offerings in 2004. The operation will benefit the results of the third quarter of 2007 by approximately R$ 1.0 billion (after taxes). Consequently, Itaú decreased its interests from 31.94% to approximately 23.21% in the total capital of the company.

7.

Itaú’s preferred shares rose 36.5% as compared to the quotation of June 30, 2006. The market value of Itaú was R$ 103,219 million at Stock Exchanges at the end of June 2007, an increase of 48.0% as compared to the same period of 2006.

8.

In May, Standard & Poor’s and Fitch Ratings, the two largest international risk-rating agencies, upgraded the ratings of Banco Itaú Holding Financeira, Banco Itaú and Banco Itaú BBA to investment grade. With this upgrade, the foreign securities issued by these Banks appreciated due to the perceived soundness and good risk performance.

9.

Euromoney magazine considered Itaú the Best Bank in Latin America and the Best Bank in Brazil (for the 10th time in a row). The Banker magazine ranked Itaú as the Largest Bank in Latin America, based on Tier I Capital. The Bank also received awards by IR Magazine for the Best Investor Relations Website, Best Annual Report and Best Conference Call.

10.

In this half, R$ 54 million were invested in social and cultural projects. Besides this, Itaú donated R$ 50 million to Fundação Itaú Social, strengthening its equity and ability to generate funding for its projects. Fundação Itaú Social and the Ministry of Education (MEC) entered into a protocol for the implementation of the Brazilian Portuguese Language Olimpiad supported by the “Escrevendo o Futuro” (writing the future) program. Also noteworthy was the partnership entered into with MEC for the use of the methodology of “Melhoria da Educação no Município” (improvement of municipal education) program for training consultants who will work in the municipalities that have the lowest Development Indexes of K-12 Education. The 7th edition of the Itaú-Unicef Award received entries from more than 1,500 projects. Instituto Itaú Cultural has reinforced its work in making the access to culture more democratic. In the first half of 2007, the actions at the Instituto Itaú Cultural’s headquarters, in São Paulo, reached over 121 thousand people. The “Itaú Contemporâneo” (contemporary Itaú) exhibit, which showed 127 works of art of the Itaú Group’s collection, was visited by 70 thousand people. From March to May, the “Itaú Cultural 20 anos” (Itaú Cultural 20 years) exhibit was held. The “Rumos” (directions) Program celebrated 10 years. In June, we highlight the launching of Itaú Cultural’s new website.

São Paulo, August 6, 2007.
Olavo Egydio Setubal
Chairman of the Board of Directors

ALFREDO EGYDIO SETUBAL
Investor Relations Officer